T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

May 12, 2009
TSX-V Trading symbol: LVN
Berlin & Frankfurt:  LO9

NORMA SASS EXPLORATION UPDATE, CORTEZ GOLD TREND, NEVADA

Levon Resources Ltd. (“Levon”) is pleased to announce that we have been notified by Barrick Gold Exploration (“Barrick”) that plans are underway to do target delineation work in Q2 followed by deep drilling in Q3 on our Norma Sass property, Cortez Gold Trend, Nevada.  Norma Sass is a 36-claim property immediately west of the Pipeline Mine open pit.  Norma Sass was optioned to Barrick in October, 2008, please refer to Levon’s October 21, 2008 press release, and is jointly owned by Levon and Coral Gold Resources Ltd’s wholly owned U.S. subsidiary, Coral Resources, Inc. (CRI).

"Norma Sass proximity to Pipeline offers the deep discovery potential Barrick is pursuing.  With their fresh perspective on the district, and their immediate and long term commitment to expanding their gold reserve base, we know that we have the best partner in the industry for this property.  They have completely remapped and reinterpreted the Pipeline open pit geology since their acquisition of Placer Dome, and have a new stratigraphic model for the host rocks and structural setting of the gold deposit. We believe that these new insights being applied to unraveling the deep potential of Norma Sass is an ideal approach," comments Ron Tremblay, President, Levon Resources Ltd.

Levon is a junior gold exploration company with key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada, and the Norma Sass and Ruf claims near the Pipeline gold deposit being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA, and the Cordero Silver, Gold, Lead, Zinc project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
_____________________________
Ron Tremblay
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.  This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.